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December 12, 2022

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention: David Orlic

Re:                  Two Roads Shared Trust (Registration No. 333-182417/811-22718)

Response to Examiner Comments on Post-Effective

                       Amendment No. 333

Dear Mr. Orlic:

This letter responds to your comments on Post-Effective Amendment No. 333 (“PEA No. 333”) to the Registration Statement on Form N-1A of Two Roads Shared Trust (the “Registrant”) provided on November 17, 2022. PEA No. 333 seeks to register shares of Hunter Small Cap Value Fund, a new portfolio of the Registrant (the “Fund”).

1.	Comment: Please provide the final fee table and expense example for the Fund for review at least five business days before effectiveness of PEA No. 333.

Response: Below is the final fee table and completed expense example for the Fund:

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I
Management Fees	0.95%
Distribution and Service (12b-1) Fees	None
Other Expenses(1)	1.03%
Total Annual Fund Operating Expenses	1.98%
Expense Waiver(2)	(0.73)%
Total Annual Fund Operating Expenses After Expense Waiver	1.25%
(1)	Estimated for the current year.

 December 12, 2022

(2)	The Fund’s Adviser has contractually agreed to reduce the Fund’s fees and/or absorb expenses of the Fund through at least March 29, 2024 to ensure that total annual Fund operating expenses after fee waiver and reimbursement (exclusive of any taxes, interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 1.25% of average daily net assets. This agreement may be terminated by the Fund’s Board of Trustees on 60 days’ written notice to the Adviser. These fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved without exceeding the foregoing expense limits as well as any expense limitation in effect at the time the reimbursement is made.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same (except that the Example incorporates any applicable fee waiver and/or expense limitation arrangements for only the first year). Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

	1 Year	3 Years
Class I	$127	$551

2.	Comment: Please confirm the expiration date of the expense waiver agreement (included in footnote 2 to the fee table) will be at least one year from the effective date of the Registration Statement.

Response: The Registrant confirms the expiration date of the expense waiver agreement will be at least one year from the effective date of the Registration Statement.

3.	Comment: Please confirm that the expense waiver agreement will be filed as an exhibit to the Registration Statement.

Response: The Registrant confirms that the expense waiver agreement will be filed as an exhibit to the Registration Statement.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at (212) 885-5147 if you have any questions.

Sincerely yours,

/s/ Stacy H. Louizos

Stacy H. Louizos